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                           April 20, 2023

       Ilan Danieli
       Chief Executive Officer
       Precipio, Inc.
       4 Science Park
       New Haven, Connecticut 06511

                                                        Re: Precipio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 14,
2023
                                                            File No. 333-271277

       Dear Ilan Danieli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at (202) 551-4451 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Stephen Davis